1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
WILLIAM J. BIELEFELD william.bielefeld@dechert.com +1 202 261 3386 Direct +1 202 261 3333 Fax

November 25, 2020

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Christopher R. Bellacicco

Re:	Stone Point Capital Credit LLC

Registration Statement on Form 10

File Numbers: 000-56209 and 812-15168

Ladies and Gentlemen:

On behalf of Stone Point Capital Credit LLC (the “Company”), this letter responds to the comments issued by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”) in a letter dated October 27, 2020 relating to the Company’s registration statement on Form 10 that was filed with the SEC on September 29, 2020 (the “Registration Statement”).

For your convenience, the Staff’s comments are included in this letter, and each comment is followed by the responses of the Company. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the registration statement on Form 10 filed by the Company on the date hereof (such registration statement being referred to herein as the “Amended Registration Statement”).

LEGAL COMMENTS

General

1.

Comment: We note that portions of the registration statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally or on exhibits added in any pre-effective amendments.

Response: The Company acknowledges the Staff’s comment and confirms that it will provide the required items in an amended Form 10 prior to the date of effectiveness.

November 25, 2020 Page 2

Explanatory Note (page 1)

2.

Comment: Please disclose in this section in bold font and in bullet points that: (a) the Company’s shares may not be sold without the written consent of the Adviser; (b) the shares are not currently listed on an exchange, and it is uncertain whether a secondary market will develop; (c) repurchases of shares by the Company, if any, are expected to be very limited; and (d) an investment in the Company may not be suitable for investors who may need the money they invest in a specified time frame.

Response: The Company has revised the disclosure accordingly. See page 1 of the Amended Registration Statement.

Forward-Looking Statements (pages 2-3)

3.

Comment: In listing the factors that may cause actual results to differ materially from the Company’s forward-looking statements, please consider including a statement regarding the discontinuation of LIBOR and transition to new reference rates.

Response: The Company has revised the disclosure accordingly. See page 2 of the Amended Registration Statement.

Item 1.	Business – The Company (pages 3-4)

4.	Comment: The third paragraph of this section discusses the Company’s various types of investments. Please disclose, as applicable, the expected credit quality of the Company’s planned investments.

Response: The Company has revised the disclosure accordingly. See page 4 of the Amended Registration Statement.

5.

Comment: The third paragraph of this section also discusses the Company’s investments in loans. If the Company intends to invest in covenant-lite loans, please describe such loans and the extent to which the Company may invest in such loans. In addition, please disclose in the Risk Factors section the heightened risks associate with covenant-lite loans.

Response: The Company has revised the disclosure accordingly. See page 57 of the Amended Registration Statement.

November 25, 2020 Page 3

6.	Comment: The second full paragraph on page four suggests that the Company may generate income from loan origination fees. Please disclose the following with respect to loans originated by the Company:

a. Any limits on loan origination by the Company (e.g., the amount of loans originated as a percentage of net assets);

b. a description of the overall loan selection process;

c. a description of the Company’s underwriting standards for these loans; and

d. whether the Company will be involved in servicing the loans and, if so, a description of its servicing obligations.

Response:

a. The disclosure has been revised to state that the Company may invest without limit in originated and syndicated loans. With regard to origination fees, we note supplementally that the Company is expected to earn origination fees in connection with the pro-rate portion of a loan that it originates. See page 3 of the Amended Registration Statement.

b. We respectfully acknowledge your comment. We note that the “Market Opportunity and Competitive Advantages—Disciplined Underwriting Process” adequately describes the Company’s loan selection process and underwriting standards. As such, we do not believe any changes are required to the disclosure.

c. We respectfully acknowledge your comment. We note that the “Market Opportunity and Competitive Advantages—Disciplined Underwriting Process” adequately describes the Company’s loan selection process and underwriting standards. As such, we do not believe any changes are required to the disclosure.

d. The Company does not currently expect that it will be involved in servicing loans that it originates.

Item 1.	Business – Investment Objective and Strategy (page 6)

7.

Comment: The second paragraph of this section indicates that, notwithstanding EBITDA and revenue considerations, “the Adviser may determine whether companies qualify as ‘middle market’ in its sole discretion.” Please disclose factors that the Adviser will consider in making such determination.

Response: The Company has revised the disclosure accordingly for clarity. See page 6 of the Amended Registration Statement.

November 25, 2020 Page 4

Item 1.	Business – The Private Offering (page 9)

8.

Comment: The staff notes that the “Consequences of Default” on page 38 discusses the consequences to an investor if the investor fails to provide funds for drawdowns of capital commitments. Please include similar disclosure in the “Private Offering” section so that such disclosure appears earlier in the registration statement.

Response: The Company has revised the disclosure accordingly. See page 10 of the Amended Registration Statement.

Item 1.	Business – Investment Advisory Agreement — Incentive Fee (page 10)

9.	Comment: Please provide a graphic depiction of the incentive fees based on net investment income and capital gains. In addition, please provide examples explaining the operation of each.

Response: The Company has revised the disclosure to provide a graphic depiction of the incentive fees. However, because of the potential for confusing prospective investors, and because incentive fees will not be charged until the fourth year of the Company’s, operations, the Company respectfully declines to add detailed examples explaining the operation of the incentive fees. See page 11 of the Amended Registration Statement.

Item 1.	Business – The Administrator (page 11)

10.	Comment: Please clarify whether the Company will pay a fee to the Administrator under the Administration Agreement.

Response: The Company has revised the disclosure accordingly. See page 12 of the Amended Registration Statement.

November 25, 2020 Page 5

Item 1.	Business – Expenses (pages 11-12)

11.

Comment: Please consider including a fee table in this section that conforms to the requirements of Item 3.1 of Form N-2. Please also consider including an expense example that conforms to the requirements of Instruction 11 to Item 3.1 of Form N-2. The staff believes that such disclosure would be helpful to investors.

Response: We respectfully acknowledge your comment. Form 10 does not require the inclusion of fees and expenses tables, and such disclosure has not been included in the Form 10 registration statements of other private BDCs. Furthermore, the Company’s common stock will be offered only to “accredited investors.” As such, the Company does not believe it is necessary to include such disclosure and respectfully declines to make the requested changes.

12.

Comment: Please disclose whether the Company and the Adviser have entered into any expense limitation agreements. If so, please disclose whether the Adviser may recoup any fees and the terms of such recoupment.

Response: We hereby confirm that the Company and the Adviser have not entered into any expense limitation agreements, except for a limitation on the aggregate organizational and offering costs of the Company, which would not be subject to recoupment.

Item 1.	Business – Regulation as a Business Development Company (page 15)

13.	Comment: Consider whether any revised disclosure is necessary to the first full paragraph on this page, which discusses investment limitations, if the Company plans to rely on new Rule 12d1-4.

Response: The Company does not currently expect to rely on Rule 12d1-4 in connection with its investment activity.

November 25, 2020 Page 6

Item 1.	Business – Material U.S. Federal Income Tax Considerations — Taxation as a RIC (page 21)

14.

Comment: The disclosure in the final paragraph on this page suggests that the Company may hold original issue discount instruments. To the extent that original issue discount instruments, such as payment-in-kind (“PIK”), constitute a significant portion of the Company’s income, please disclose in the Risk Factors section that investors will be exposed to typical risks associated with such income being required to be included in taxable and accounting income prior to receipt of cash, including the following:

a. The higher interest rates of PIK loans reflect the payment deferral and increased credit risk associated with these instruments, and PIK instruments generally represent a significantly higher credit risk than coupon loans;

b. PIK loans may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral;

c. Market prices of PIK securities are affected to a greater extent by interest rate changes and may be more volatile than securities that pay interest periodically and in cash. PIKs are usually less volatile than zero-coupon bonds, but more volatile than cash pay securities;

d. Because original issue discount income is accrued without any cash being received by the Company, required cash distributions may have to be paid from offering proceeds or the sale of Company assets without investors being given any notice of this fact;

e. The deferral of PIK interest increases the loan-to-value ratio, which is a measure of the riskiness of a loan;

f. Even if the accounting conditions for income accrual are met, the borrower could still default when the Company’s actual payment is due at the maturity of the loan; and

g. Original issue discount creates risk of non-refundable cash payments to the Adviser based on non-cash accruals that may never be realized.

Response: While Company does not currently expect PIKs to constitute a significant portion of the Company’s income, the Company has nevertheless made enhancements to the disclosure. See page 47 of the Amended Registration Statement.

Item 1A.	Risk Factors – Risks Relating to the Company’s Business and Structure – ESG (pages 46-47)

15.

Comment: The disclosure discusses the risks the Company faces if it fails to consider ESG factors in its investment process. If the Company will include any ESG considerations when investing, please disclose such considerations when discussing the Company’s investment strategy.

Response: The Company has revised the disclosure accordingly. See page 48 of the Amended Registration Statement.

November 25, 2020 Page 7

ACCOUNTING COMMENTS

Item 1.	Business – Investment Advisory Agreement — Base Management Fee (page 10)

16.	Comment: This section refers to “gross assets.” This is the first time that this term appears in the registration statement, and it has not been defined. Please explain what is meant by this term.

Response: The Company respectfully submits that the term “gross assets” is not defined in the Investment Advisory Agreement and therefore its commonly accepted meaning should be used, which we be all assets of the company, including borrowings, as opposed to net assets, which does not reflect the impact of borrowings.

Item 1.	Business – Investment Advisory Agreement – Incentive Fee (page 10)

17.	Comment: Please define “pre-incentive fee net investment income.”

Response: The Company has revised the disclosure accordingly. See page 11 of the Amended Registration Statement.

18.	Comment: Please confirm whether the Company will invest in swaps and, if so, that it will look through such investments to calculate the Incentive Fee.

Response: The Company has revised the disclosure accordingly. See page 11 of the Amended Registration Statement.

Item 2.	Financial Information – Offering and Organizational Expenses (page 59)

19.	Comment: Please disclose the Company’s accounting policy for organization and offering costs.

Response: The Company has revised the disclosure accordingly. See page 61 of the Amended Registration Statement.

November 25, 2020 Page 8

*    *    *

Should you have any questions or comments, please contact the undersigned at 202.261.3386 or Matthew J. Carter at 202.261.3395.

Sincerely,

/s/ William J. Bielefeld
William J. Bielefeld

cc:	Aaron J. Schlaphoff, Kirkland & Ellis LLP